Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 15, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall
Keira Nakada
Mara Ransom
Rufus Decker

Re:	Ingram Micro Holding Corporation
Draft Registration Statement on Form S-1
Submitted September 18, 2023
CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated October 12, 2023. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 7 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Amendment also includes the Company’s updated interim financial information and certain other updates.

The Company is seeking confidential treatment for the Registration Statement, including the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 15, 2023

Summary, page 1

1.

Balance your disclosure regarding your belief that your industry will benefit from a number of key trends and your market opportunity to acknowledge the softening of demand, particularly in commercial and consumer products, across all regions during the most recent interim period. Provide similar disclosure in your discussion of Key Factors and Trends Affecting your Operating Results.

Response

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics and Non-GAAP Financial Measures, page 86

2.

Please tell us how you determined that “cash-based compensation expense” eliminated from adjusted EBITDA is not normal, recurring, cash operating expense. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company continues to believe that the adjustment for cash-based compensation expense associated with the Company’s cash-based long-term incentive program (“LTIP”) for certain employees in lieu of stock-based compensation is consistent with the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company does not view the cost associated with the LTIP as normal, recurring, cash operating expense because the Company believes that this expense is directly comparable to, and should be treated like, the expense to the Company of the stock-based LTIP utilized when the Company was previously publicly traded, which during that period the stock-based LTIP was treated as an adjustment to EBITDA, and which the Company expects to consistently treat as such again after it becomes publicly traded.

Before the Company was acquired by affiliates of HNA Technology Co., Ltd., the Company, as a publicly traded company, utilized a stock-based LTIP. Following the acquisition, the cash-based LTIP was created to motivate and retain employees, in recognition of the illiquid nature of stock in a private company, and was intended to mimic the retentive power of stock-based awards the Company’s employees were accustomed to receiving. Similar to the prior stock-based LTIP, under the cash-based LTIP 50-55% of each individual’s target LTIP award has been provided as a performance-based award, cliff vesting on the third anniversary of the grant date based on achievement of certain defined metrics, with the remainder of the target LTIP award provided as a time-based award, vesting over a three-year period. We do not expect that the cash-based LTIP will be renewed after the end of the year in which the Company’s initial public offering closes, and no further grants are expected under the cash-based LTIP after such date, from which point forward the long-term compensation value provided to the Company’s employees will occur in future grants of stock-based awards under the 2023 Equity Incentive Plan, which the Company intends to adopt in connection with the offering. Once the cash-based LTIP is not renewed, the expense relating to the cash-based LTIP awards which remain outstanding as of such date would be taken ratably over the remaining applicable vesting period.

Further, if the expense under the cash-based LTIP were not excluded from the calculation of Adjusted EBITDA, the transition to stock-based awards would yield an increase in Adjusted EBITDA unrelated to the operations of the Company’s business once the Company completes its initial public offering. The Company believes that such a result could potentially prevent investors from comparing the Company’s results meaningfully from period to period, from identifying trends in the Company’s core business or from comparing the Company’s financial results to the financial results of publicly traded peer companies who exclude stock-based compensation expense in their non-GAAP measures.

In addition, as the Company disclosed in its Registration Statement previously filed with the Staff, such adjustment for cash-based LTIP–related expense aligns the calculation of Adjusted EBITDA with the corresponding definition as set forth in the Company’s Credit Agreements. As a result, the Company believes that this adjustment is useful to investors, stockholders and equity research analysts since it allows them to consistently evaluate the performance of the Company’s business and cost structure across financial periods and provides transparency with respect to financial measures the Company uses in assessing its own operating performance and making operating decisions.

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 15, 2023

Audited Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Factoring Programs, page F-15

3.	Please disclose, if true, that the deferred purchase price represents a beneficial interest in the securitization entity. Refer to ASC 230-10-50-4.

Response

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-15 of the Amendment.

*        *        *         *

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

December 15, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation